Exhibit (a)(2)(B)

Dear Financial Advisor,

Lightstone Value Plus REIT V, Inc. (the “Company,” “we,” “us,” or “our”) is offering to purchase up to 2,200,000 Shares of its common stock (the “Shares”) at a price equal to $14.08 per Share in cash (the “Offer Price”).  Unless extended or withdrawn, the Offer will expire at 12:00 Midnight Eastern Time on February 13, 2026.

The Offer is designed to provide limited liquidity to holders of Shares for which there is no public trading market.  The Board has adopted a share redemption program (the “SRP”) pursuant to which qualifying stockholders may request redemption of their Shares subject to certain significant conditions and limitations of the program. The Company is making the Offer in order to provide additional liquidity to stockholders in excess of the volume limitations permitted under the SRP.

Consistent with Securities and Exchange Commission ( the “SEC”) no action relief under Rule 13e-4, the SRP provides that the Company will not redeem, during any calendar year, more than 5% of the number of Shares outstanding on last day of the previous calendar year (the “5% Limitation”).  As of December 30, 2025, there were unfulfilled requests to repurchase approximately 2,200,000 Shares under the SRP, which is approximately 12% of the Company’s outstanding Shares as of November 30, 2025 and more than the 5% Limitation permitted under the SRP.  Given the demand to sell Shares in the SRP, the Board determined to commence the Offer upon the same price as would be available under the SRP and in an amount sufficient to satisfy currently outstanding and unfulfilled redemption requests under the SRP.

On November 6, 2025, the Company’s Board of Directors (the “Board”) determined and approved our estimated net asset value (“NAV”) of approximately $306.4 million and resulting NAV per Share of $16.56, both as of September 30, 2025.1 Our estimated NAV and resulting NAV per Share are based upon the estimated fair values of our assets and liabilities as of September 30, 2025 and are effective as of November 6, 2025.  The $14.08 per share Offer Price is 85% of our most recent NAV.

While the Board of Directors has approved the Offer, the Board of Directors makes no recommendation to stockholders as to whether to tender or refrain from tendering their Shares.

For additional information, please access the Company’s SEC filings related to this matter, available on the SEC’s website at www.sec.gov.

Please follow the links below if you would like to see a copy of the letter that will be mailed to stockholders regarding the Offer and the Board recommendation, the Schedule TO regarding the Company Offer, which includes the Offer to Purchase and the Letter of Transmittal and Instructions to the Letter of Transmittal, each filed with the Securities and Exchange Commission and also available for free on our website at www.lightstoneREITs.com.

Please see links below for a copy of letters to investors:
Letter to Stockholders - re the Offer
Offer to Purchase
Letter of Transmittal and the Instructions to Letter of Transmittal
Schedule TO (the Offer)

Sincerely,

The Lightstone Shareholder Services Team

(1)
For a full description of the methodologies and assumptions, as well as certain qualifications, used to determine the estimated values of the Company’s assets and liabilities in connection with the calculation of its NAV per Share of $16.56, see the Company’s Current Report on Form 8-K as filed with the SEC on November 10, 2025. Please note that the Company’s most recently published estimated NAV per Share of $16.56 is as of September 30, 2025 and was calculated as of a specific date. Accordingly, the value of the Shares may fluctuate over time in response to developments related to individual assets in the portfolio and the management of those assets and in response to the real estate and capital markets. These risks have not been priced into the Company’s estimated NAV per Share of $16.56. There is no assurance of the extent to which the most current estimated valuation should be relied upon for any purpose after its effective date.

Forward-Looking Statements

The foregoing includes forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect actual results, performances or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to (i) changes in market factors that could impact our rental rates and operating costs, (ii) financing risks, such as the inability to obtain equity, debt, or other sources of financing on favorable terms, (iii) changes in governmental laws and regulations, (iv) the level and volatility of interest rates and the availability of suitable acquisition opportunities. Accordingly, there is no assurance that our expectations will be realized.

Forward-looking statements in the foregoing reflect our management’s view only as of the date of this letter, and may ultimately prove to be incorrect. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as required by applicable law.

Our mailing address is:
P.O. Box 219002, Kansas City, MO 64121-9002

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